HIGHWAY HOLDINGS LIMITED
Suite No. 810, Level 8 Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

September 27, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Nili Shah—Branch Chief

Re:	Highway Holdings Limited
File 0-28990

 Dear Mr. Shah:

By letter dated September 15, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, Highway Holdings Limited, with comments to this Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005. This letter contains our responses to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the September 15, 2005 letter from the Staff.

Form 20-F for the year ended March 31, 2005

Item 5. Operating and Financial Review and Prospectus

1.
The Staff’s assumption that the loss of our principal U.S. customer is correct; the loss was not related to the International Trade Commission matter. Rather, the loss of that customer was due to competition and pricing issues. As we disclosed in the Annual Report, the demand for film based cameras (all of our camera products are film based) commenced decreasing approximately two years ago due to the dramatic increase in alternative digital camera products (both digital cameras and cell phones with built-in cameras). In order to continue to sell low-cost cameras, our competitors lowered the prices of their competing cameras. Our customer in the U.S. demanded that we too significantly reduce our prices for our cameras. When we decided that we would not sell our cameras at the prices demanded by our principal U.S. customer, we lost a significant amount of U.S. sales.

Please note, however, that we were not dependent upon that U.S. customer and were not dependent upon that customer in fiscal 2004. During fiscal 2004, Highway Holdings had seven customers that were larger than the principal U.S. customer, and two other customers of a similar size. In addition, the loss of the principal U.S. customer primarily impacted our revenues but had little effect on our net income. Because of the narrow gross margins we earned from the cameras that we sold to that U.S. customer, the loss of that customer resulted in a loss of gross revenues, with little impact on our net income.

We agree to disclose in future filings the reasons for the loss of the U.S. customer (pricing pressures and a diminishing market for film-based cameras) and the impact of that loss on our business and operations.

2.	We hereby agree to include, in our future filings, the known interest commitments related to our interest-bearing contractual obligations in the tabular presentation of contractual obligations.

Item 15. Controls and Procedures

3.
We hereby confirm that we believe that our disclosure controls and procedures are “effective” to ensure that information required to be disclosed by us in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and that our officers have concluded that our disclosure controls and procedures are also “effective” to ensure that the required information is accumulated and communicated to management in a manner to allow timely decisions regarding required disclosures. We further agree that we will revise our future disclosures regarding controls and procedures, if true at the time, to include the following sentence at the end of the paragraph that discusses our controls and procedures:

“The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report and have concluded that the Company’s disclosure controls and procedures were effective.”

We hereby confirm that there have been no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We agree that we will include the following statement in our future filings on Form 20-F:

“There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.”

* * * * *

As requested by the Staff, we hereby acknowledge that:

•	This company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned or to our U.S. securities counsel Istvan Benko, at (310) 789-1226.

Very truly yours,

Po Fong
Chief Financial Officer

Cc: Jenn Do
Istvan Benko, Esq.